OMB Approval
                                          OMB Number: 3235-0145
                                     Expires: December 31, 1997
                                     Estimated average burden
                                  hours per response:     14.90

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        MEDPLUS CORPORATION
       ---------------------------------------------------
                          Name of Issuer

                  COMMON STOCK, PAR VALUE $.001
       ---------------------------------------------------
                   Title of Class of Securities

                            584956106
       ---------------------------------------------------
                            CUSIP No.

                         WILLIAM C. MEIER
                   2350 Airport Freeway, Suite 660
                        Bedford, Texas 76022
                           817-283-9528
       ----------------------------------------------------
     Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                         August 19, 1997
       ----------------------------------------------------
      Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box:    ______

                           SCHEDULE 13D

CUSIP No. 090646-10-0
                                                        Page 2 of 3 Pages



1.   Name of Reporting Person

     WILLIAM C. MEIER

2.   Check the appropriate box if a member of a Group:

     (A)     X - WCM Investments, Inc.
     (B)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2 (e):

     Not applicable.

6.   Citizenship or place of organization:

     USA

7.   Sole Voting Power:

     Yes - 1,000,000 shares

8.   Shared Voting Power:

     No

9.   Sole Dispositive Power:

     Yes - 1,000,000 shares

10.  Shared Dispositive Power:

     No

                                              Page 3 of 3 Pages

11. Aggregate Amount Beneficially owned by each reporting person:

     1,000,000 shares

12. Check box if the aggregate amount in row (11) excludes certain shares:

     Not applicable.

13.  Percent of Class represented by amount in Row (11).

     13.63%

14.  Type of Reporting Person

     IN


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value per share (the "common stock") of Medplus Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 8 South Nevada Steet, Suite 204, Colorado Springs, Colorado 80903.

ITEM 2.  IDENTITY AND BACKGROUND

The record owner of the common stock is WCM Investments, Inc. whose sole shareholder is William C. Meier, thus the following information refers solely to him. Mr. Meier (the "Reporting Invididual") is a practicing attorney and businessman located at 2350 Airport Freeway, Suite 660, Bedford, Texas 76022. During the last five years, the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violatons or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. The Reporting Individual is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No monetary compensation was paid to the Company by the Reporting Individual for the shares. The shares were issued to the Reporting Individual by the Company as compensation to the Reporting Individual for consulting and finder services performed for the Company.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the acquisition of the common stock is to make a speculative investment and in order to provide consulting services to the Company relating to future acquisitions of target companies beneficial to the shareholders of the Company. Although the Reporting Person has devoted substantial effort in exploring potential acquisitions which may have potential relevance to matters referred to in paragraphs (a) through (d) of Item 4. of Schedule 13D, unresolved conditions precedent remain and it is unclear at this time whether there will be any successful closing of any acqusitions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

According to information supplied to the Reporting Individual by the Company, the number of shares of common stock outstanding as of August 19, 1997 is 7,334,923. Accordingly, to the Reporting Individual is the beneficial owner of 1,000,000 shares, which is 13.63% of the outstanding common stock calculated in accordance with Rule 13D-3(d)(i). The reporting individual will have sole voting and dispositive power with respect to these shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the purchase of the shares, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantee of profits, division of profits and loss, or the withholding of proxies.

ITEMS 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


Dated: September 19, 1997          /S/ WILLIAM C. MEIER
                                   ------------------------
                                   WILLIAM C. MEIER